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                                July 7, 2020

       Joseph A. Wiley
       Chief Executive Officer
       Amryt Pharma plc
       Dept 920a 196 High Road, Wood Green
       London, United Kingdom N22 8HH

                                                        Re: Amryt Pharma plc
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed July 6, 2020
                                                            File No. 333-239395

       Dear Dr. Wiley:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 1 to Form F-1 filed on July 6, 2020

       Exhibits

   1. Please have counsel file an amended opinion that does not include the assumptions set forth in paragraphs
3.1.4, 3.1.5, 3.1.6, 3.1.7 and, with respect to the Issued Shares, 3.1.8.
                                                        Refer to Staff Legal
Bulletin No. 19, Section II.B.3.a.
 Joseph A. Wiley
Amryt Pharma plc
July 7, 2020
Page 2

       You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                         Sincerely,
FirstName LastNameJoseph A. Wiley
                                                         Division of
Corporation Finance
Comapany NameAmryt Pharma plc
                                                         Office of Life
Sciences
July 7, 2020 Page 2
cc:       Boris Dolgonos, Esq.
FirstName LastName